Exhibit 99.125

Consent of independent auditors

We have issued our reports dated August 29, 2011, March 29, 2012 and October 24, 2012, with respect to the consolidated financial statements in the Registration Statement of Rio Alto Mining Limited on Form 40-F filed on December 18, 2012. We hereby consent to the inclusion of said reports in the Registration Statement on Form 40-F.

Vancouver, Canada
December 18, 2012	Chartered accountants